Exhibit (a)(1)(vi)

29 October 2012

CSR plc (the “Company”)

POSTING OF TENDER OFFER CIRCULAR

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,

CANADA OR JAPAN

The Company announces the proposed return of a maximum of £176.69 million to the Company’s Shareholders by means of a tender offer

On 17 July 2012, the Company announced that it intended to return cash of a maximum of US$285 million to its Shareholders by means of a tender offer (the “Tender Offer”), following the transfer of the Company’s development operations in handset connectivity and location to Samsung Electronics Co. Ltd. which completed on 4 October 2012. Shareholders approved the Tender Offer at a General Meeting held on 17 August 2012.

The £176.69 million is equal to US$285 million translated at an exchange rate of US$1.6130 per £1 which was the exchange rate obtained by the Company under its hedging arrangements on 4 October 2012.

Key elements of the Tender Offer are:

•

£176.69 million available to be returned to Shareholders via the purchase of a maximum of 52.7 million Ordinary Shares (including Ordinary Shares represented by ADSs), representing a maximum of approximately 24.7 per cent. of the Issued Ordinary Share Capital of the Company at 26 October 2012;

•

Ordinary Shares may be tendered within a price range of 335 pence to 375 pence per Ordinary Share (representing a discount of 1.0 per cent. to a premium of 10.8 per cent. to the closing price of 338.4 pence on 26 October 2012);

•	the Tender Offer is structured using a Strike Price mechanism. All successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) will be acquired at the Strike Price; and

•

the closing time and date is 3.00 p.m. (UK time) on 29 November 2012 (5.00 p.m. (New York City time) on 28 November 2012 for ADS Holders), with proceeds expected to be despatched to Shareholders by 5 December 2012.

The Company announces that the circular of the Company dated 29 October 2012 (the “Circular”), containing the full terms and Conditions of the Tender Offer, instructions to Shareholders on how to tender their Ordinary Shares (including Ordinary Shares represented by ADSs) should they choose to do so, together with a Tender Form and for ADS Holders, a Letter of Transmittal, is expected to be posted to Shareholders on or around 29 October 2012.

The Circular has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Circular is now available to view on the Company’s website at www.csr.com

Structure of the Tender Offer

The Tender Offer will be implemented on the basis of J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove) (“J.P. Morgan Cazenove”) acquiring, as principal, the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) at a “Strike Price”. In turn, J.P. Morgan Cazenove has the right to require the Company to purchase such Ordinary Shares (including Ordinary Shares represented by ADSs) from it at the same price under the Option Agreement entered into between the Company and J.P. Morgan Cazenove. If J.P. Morgan Cazenove does not exercise its right to require the Company to purchase such Ordinary Shares (including Ordinary Shares represented by ADSs), the Company has the right to require J.P. Morgan Cazenove to sell such Ordinary Shares (including Ordinary Shares represented by ADSs) to it at the same price. The Company intends to cancel the Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by it under the Option Agreement.

As at the date of the Circular, it is proposed that a maximum of 52.7 million Ordinary Shares (including Ordinary Shares represented by ADSs) be purchased under the Tender Offer, representing approximately 24.7 per cent. of the Company’s issued share capital as at 26 October 2012, the latest practicable date for such determination prior to the publication of the Circular, for a maximum aggregate consideration of £176.69 million.

Shareholders can decide whether they want to tender all, some or none of their Ordinary Shares or ADSs in the Tender Offer.

Shareholders can tender their Ordinary Shares in the following ways:

(i)	submit a tender at whatever is determined to be the Strike Price (referred to as a “Strike Price Tender”);

(ii)	submit a tender at a single price in the Price Range; or

(iii)	submit a tender at different prices in the Price Range (including a Strike Price Tender).

The Strike Price

A single price per Ordinary Share will be applied to all Ordinary Shares (including Ordinary Shares representing ADSs) purchased by J.P. Morgan Cazenove pursuant to the Tender Offer, being the Strike Price.

The Strike Price will be the lowest price per Ordinary Share in the Price Range that will allow J.P. Morgan Cazenove to purchase the maximum number of Ordinary Shares (including Ordinary Shares represented by ADSs) for a total cost not exceeding £176.69 million or, if the aggregate value of all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered by Shareholders is less than £176.69 million, such lesser number of Ordinary Shares (including Ordinary Shares represented by ADSs) as are validly tendered pursuant to the Tender Offer.

All Shareholders who tender Ordinary Shares (including Ordinary Shares representing ADSs) at a price below or at the Strike Price or as Strike Price Tenders will receive the Strike Price for all successful tenders accepted, subject, where applicable, to the scaling-back arrangements described below.

Number of Ordinary Shares to be purchased

If the aggregate value at the Strike Price of all validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) is £176.69 million or less, then all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered will be purchased at the Strike Price.

If the aggregate value at the Strike Price of all validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) exceeds £176.69 million, not all of the Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered will be accepted and purchased. In these circumstances, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) which will be accepted and purchased will be as follows:

(a)	all valid tenders of Ordinary Shares at a price at or (if applicable) below the Strike Price or as a Strike Price Tender by a Shareholder will be scaled down pro-rata to the total number of Ordinary Shares so tendered by that Shareholder, such that the total cost of Ordinary Shares (including Ordinary Shares represented by ADSs) purchased pursuant to the Tender Offer does not exceed £176.69 million; and

(b)	all tenders of Ordinary Shares at a price above the Strike Price will be rejected and will not be purchased by J.P. Morgan Cazenove.

Successfully tendered Ordinary Shares will be purchased free of commission and dealing charges.

The Company reserves the right at any time prior to the announcement of the results of the Tender Offer, with the prior consent of J.P. Morgan Cazenove, to extend the period during which the Tender Offer is open, based on market conditions and/or other factors, subject to compliance with applicable legal and regulatory requirements. The Company shall notify Shareholders promptly by public announcement of any revision, change or extension of the period during which the Tender Offer is open.

Circumstances in which the Tender Offer may not proceed

The Tender Offer is conditional on, among other things, receipt of valid tenders in respect of at least 2,135,722 Ordinary Shares (representing approximately 1 per cent. of the Company’s issued shared capital as at 26 October 2012, being the latest practicable date prior to the publication of the Circular) by 3.00 p.m. (UK time) on the Ordinary Share Closing Date and the other Conditions specified in the Circular.

The Tender Offer is also conditional on there not arising any material adverse change or certain other force majeure events prior to the closing of the Tender Offer.

Full details of the Tender Offer, including the terms and Conditions on which it is made, are set out in the Circular.

Timetable

The expected timetable is as follows:

Tender Offer opens	29 October 2012

Latest time and date for receipt by Tender Agent of Letters of Transmittal for ADSs and book-entry transfer of ADSs	5.00 p.m. (New York City time) on 28 November 2012

Latest time and date for receipt of Tender Forms and share certificates for tendered certificated Ordinary Shares	3.00 p.m. on 29 November 2012

Latest time and date for transfer to escrow account of tendered uncertificated Ordinary Shares	3.00 p.m. on 29 November 2012

Announcement of results of Tender Offer	by 30 November 2012

Purchase of Ordinary Shares under the Tender Offer	30 November 2012

Dispatch of balance of ADSs.	by 3 December 2012

CREST accounts credited with Tender Offer proceeds in respect of uncertificated Ordinary Shares	by 3 December 2012

CREST accounts credited for revised holdings of Ordinary Shares (or, in the case of unsuccessful tenders, for entire holdings of Ordinary Shares)	by 3 December 2012

Credit of proceeds in respect of book-entry ADSs.	by 5 December 2012

Dispatch of cheques for Tender Offer proceeds in respect of certificated Ordinary Shares	by 5 December 2012

Dispatch of cheques for Tender Offer proceeds in respect of certificated ADSs.	by 5 December 2012

Return of share certificates in respect of unsuccessful tenders	by 7 December 2012

Dispatch of balance share certificates in respect of unsold Ordinary Shares in certificated form	by 7 December 2012

Financial Advice

The Board has received financial advice from J.P. Morgan Cazenove and Goldman Sachs International in relation to the Tender Offer. In providing their financial advice J.P. Morgan Cazenove and Goldman Sachs International have relied on the Board’s commercial assessments.

Recommendation and Directors’ Intentions

Although the Board believes that the return of cash by means of a Tender Offer is in the best interests of the Shareholders as a whole, the Board is not making a recommendation to Shareholders in relation to participation in the Tender Offer itself. Whether or not Shareholders decide to tender all or any of their Ordinary Shares (including Ordinary Shares representing ADSs) will depend, among other things, on such holders view of the Company’s prospects and their own individual circumstances, including their tax position. Shareholders should make their own decision in respect of participation in the Tender Offer and are recommended to consult their duly authorised independent advisers.

Some of the Directors intend to tender some or all of their Ordinary Shares or ADSs held or controlled by them, as set out in the Circular.

Shareholder helpline

If Shareholders have any questions about the procedure for tendering Ordinary Shares or making a TTE instruction or want help filling in the Tender Form, they should telephone the Shareholder Helpline on 0871 384 2050 (from inside the UK) and +44 121 415 0259 (from outside the UK). The Shareholder Helpline is available from 8.30 a.m. to 5.30 p.m. (UK time) Monday to Friday (except public holidays) and will remain open until 11 January 2013. Please note that calls to these numbers may be monitored or recorded. Calls to 0871 384 2050 are charged at 8 pence per minute from a BT Landline. Other service providers’ costs may vary. Calls to +44 121 415 0259 from outside the UK are charged at applicable international rates.

Different charges may apply to calls made from mobile telephones.

The Information Agent with respect to the Tender Offer for ADSs and Ordinary Shares held by Shareholders in the United States is Innisfree M&A Incorporated. If you are an ADS Holder or Ordinary Shareholder in the United States and have questions on how you can participate in the Tender Offer, please call the Information Agent at 877 456-3510 (toll-free from the US) and +1 412-232-3651 (from other countries), from 9.00 a.m. to 8.00 p.m. (New York City time) Monday through Friday, and Saturday from 10.00 a.m. to 2.00 p.m. (New York City time). Banks, brokers and institutional holders may call +1 212-750-5833 (collect), Monday through Friday from 9.00 a.m. to 5.00 p.m. (New York City time).

Please note that for legal reasons the Shareholder Helpline and the Information Agent will only be able to provide information contained in the Circular and the accompanying Tender Form or Letter of Transmittal and will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice.

Capitalised terms used in this announcement shall have the same meaning ascribed to them in the Circular published by the Company on 29 October 2012.

Enquiries

CSR plc

Will Gardiner

Jeff Torrance

Brett Gladden

Tel: +44 (0) 1223 692 000

J.P. Morgan Cazenove (Financial Adviser and Corporate Broker)

Rupert Sadler

Dwayne Lysaght

James Robinson

Tel: + 44 (0) 20 7742 4000

Goldman Sachs International (Financial Adviser)

Deborah Smith

James Anderson

Tel: + 44 (0) 20 7774 1000

FTI Consulting (Financial Public Relations)

James Melville-Ross

Tracey Bowditch

Tel: +44 (0) 20 7831 3113

Cautionary Statement

J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove), which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company as financial adviser and broker in connection with the Tender Offer and the production of this Circular and is not advising, or acting for, any other person and will not be responsible to any person other than the Company for providing the protections afforded to the clients of J.P. Morgan Cazenove or for providing advice in relation to the Tender Offer or any other matters or arrangements referred to or contained in this Circular.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for the Company as financial adviser in connection with the Tender Offer and the production of this Circular and is not advising, or acting for, any other person and will not be responsible to the clients of Goldman Sachs International or for providing advice in relation to the Tender Offer or any other matters or arrangements referred to or contained in this Circular.

Apart from the responsibilities and liabilities, if any, which may be imposed on J.P. Morgan Cazenove and Goldman Sachs International by FSMA or the regulatory regime established thereunder, neither J.P. Morgan Cazenove nor Goldman Sachs International accepts any responsibility or liability whatsoever for the contents of this Circular, and no representation or warranty, express or implied, is made by J.P. Morgan Cazenove or Goldman Sachs International in relation to the contents of this Circular, including in relation to its accuracy, completeness or verification or for any other statement made or purported to be made by them, or on their behalf, in connection with the Company or the Tender Offer. To the fullest extent permissible each of J.P. Morgan Cazenove and Goldman Sachs International accordingly disclaims all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of the contents of this Circular or any such statement.

This announcement contains (or may contain) certain forward-looking statements with respect to the Company’s current expectations and projections about future events. These statements, which sometimes use, but are not limited to, words such as ‘anticipate’, ‘believe’, ‘intend’, ‘estimate’, ‘expect’ and words of similar meaning, reflect the directors’ beliefs and expectations and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement. Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither the Company, J.P. Morgan Cazenove nor Goldman Sachs International assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (including Ordinary Shares represented by ADSs). The Tender Offer is made only pursuant to the Circular, the related Tender Form with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs. The Tender Offer is not being made to, holders of Ordinary Shares (including Ordinary Shares represented by ADSs) residing in any jurisdiction in which the making of the Tender Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, “blue sky”, or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of J.P. Morgan Securities plc by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Neither the SEC nor any US state securities commission has approved or disapproved of this transaction or passed upon the merits of fairness of such transaction or passed upon the adequacy of the information contained in this Circular. Any representation to the contrary is a criminal offence.